Callaway Golf Company

2180 Rutherford Road

Carlsbad, California 92008

January 26, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Callaway Golf Company

Registration Statement on Form S-4

File No. 333-250903

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Callaway Golf Company (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-250903), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on January 27, 2021, or as soon as possible thereafter. The Registrant hereby authorizes Craig M. Garner and/or Kevin C. Reyes, of Latham & Watkins LLP, to orally modify or withdraw this request for acceleration.

Thank you for your assistance. We request that we be notified of such effectiveness by a telephone call to Mr. Reyes at (858) 523-3946, or in his absence Mr. Garner, of Latham & Watkins LLP, at (858) 523-5407. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Mr. Reyes via email to kevin.reyes@lw.com or via facsimile to Latham & Watkins LLP, attention: Kevin C. Reyes, via facsimile at (858) 523-5450.

Very truly yours,

Callaway Golf Company

/s/ Brian P. Lynch
Brian P. Lynch
Executive Vice President, Chief Financial Officer

cc:	William Davenport, Topgolf International, Inc.

Craig M. Garner, Latham & Watkins LLP

Kevin C. Reyes, Latham & Watkins LLP

James R. Griffin, Weil, Gotshal & Manges LLP

David B. Gail, Weil, Gotshal & Manges LLP

Kevin J. Sullivan, Weil, Gotshal & Manges LLP